Exhibit 99.1

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中國石油天然氣股份有限公司

PETROCHINA COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 857)

CHANGE OF COMPANY SECRETARY AND AUTHORISED REPRESENTATIVE

The board of directors (the “Board”) of PetroChina Company Limited (the “Company”) hereby announces that, due to his age, Mr. Wu Enlai (“Mr. Wu”) has tendered his resignation as the company secretary of the Company (the “Company Secretary”) with immediate effect. He also has ceased to act as an authorised representative of the Company (the ‘‘Authorised Representative’’) under Rule 3.05 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”).

Mr. Wu has confirmed that he has no disagreement with the Board during his term of office and there is no matter relating to his resignation that needs to be brought to the attention of the shareholders of the Company.

Mr. Wu has been diligent, dedicated and meticulous at work since appointment. The Board would like to express its sincere gratitude to Mr. Wu for his significant contributions to the Company’s business development, management improvement and shareholder returns.

The Company also announces that Mr. Chai Shouping (“Mr. Chai”), the Chief Financial Officer of the Company, is designated to take the role of the Company Secretary and Authorised Representative with immediate effect and subject to the approval from the Board. Mr. Chai is qualified to act as the Company Secretary under Rule 3.28 of the Listing Rules.

The biographical details of Mr. Chai are set out below:

Chai Shouping, aged 58, is currently the Chief Financial Officer of the Company. Mr. Chai is a professor level senior accountant and holds a master’s degree. He has rich financial, operating, and managerial experience in the oil and gas industry of the PRC. From April 2002, he worked as the deputy general manager of the Finance Department of the Company. From September 2012, he served as the chief accountant and member of the Party committee of CNPC E&D (Overseas Exploration and Development branch), the deputy general manager and chief financial officer of CNPC E&D Ltd., the chief financial officer of PetroChina International Investment Company Limited. From March 2013, he served as the general manager of the Finance Department of the Company. Mr. Chai was appointed as the Chief Financial Officer of the Company in January 2017.

By order of the Board PetroChina Company Limited Chairman Dai Houliang

Beijing, the PRC

25 September 2020

As at the date of this announcement, the Board comprises Mr. Dai Houliang as Chairman; Mr. Li Fanrong as Vice Chairman and non-executive Director; Mr. Liu Yuezhen, Mr. Lv Bo and Mr. Jiao Fangzheng as non-executive Directors; Mr. Duan Liangwei as executive Director; and Ms. Elsie Leung Oi-sie, Mr. Tokuchi Tatsuhito, Mr. Simon Henry, Mr. Cai Jinyong and Mr. Jiang, Simon X. as independent non-executive Directors.